SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                                          Commission File Number: 000-23427

                        NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K / / Form 11-K / / Form 20-F / / Form 10-Q
            / / Form N-SAR

      For Period Ended December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:            Not Applicable
                                      -------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:     Not Applicable
                                                        -------------------
---------------------------------------------------------------------------

                                   PART I
                           REGISTRANT INFORMATION


Full name of registrant:     AlphaStar Insurance Group Limited
                             ---------------------------------

Former name if applicable:   Stirling Cooke Brown Holdings Limited
                             -------------------------------------

Address of principal executive office (Street and number):
Victoria Hall, 3rd Floor, 11 Victoria Street
--------------------------------------------

City, State and Zip Code:    Hamilton HM 11, Bermuda
                             -----------------------


                                  PART II
                          RULE 12b-25 (b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



     (b)  The subject annual report, semi-annual report, transition report
[X] on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On March 21, 2003, the registrant entered into a definitive agreement which, subject to regulatory approval and satisfaction of certain other conditions, will result in the sale of the registrant's insurance company subsidiary, Realm National Insurance Company, and two other subsidiaries. In addition, the registrant is in the process of making certain regulatory filings required under the risk based capital rules relating to insurance companies. As a result, the registrant's annual report on Form 10-K for the year ended December 31, 2002 cannot be filed within the prescribed time period because the registrant's audited financial statements for the year ended December 31, 2002 could not be completed within the prescribed time period without unreasonable effort or expense. The Company anticipates that its annual report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.



                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Anthony J. Del Tufo                212/422-0700, ext. 117
         ---------------------------------------------------------
         (Name)            (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              /X / Yes / / No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                              /X / Yes / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant expects to report a net loss from operations for the full year 2002 which is significantly greater than the full year of 2001 due primarily to increased costs associated with legal proceedings and increased losses at its domestic insurance subsidiary. The registrant's audited financial statements for the year ended December 31, 2002 have not yet been completed.

                     AlphaStar Insurance Group Limited
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 1, 2003              By:       /s/ ANTHONY J. DEL TUFO
                                              -----------------------
                                                Anthony J. Del Tufo